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                                                    191 Peachtree Street
                                                    Atlanta, Georgia  30303-1763
                                                    www.kslaw.com

                                                    Todd W. Latz
                                                    Direct Dial: 404-572-2813
                                                    Direct Fax:  404-572-5147
                                                    tlatz@kslaw.com

October 19, 2004

VIA UPS OVERNIGHT

Mr. Neil Miller
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


         RE: GREAT WOLF RESORTS, INC. - REGISTRATION STATEMENT ON FORM S-1 (COMMISSION FILE NO. 333-118148)

Dear Mr. Miller:

         Pursuant to our conversation earlier today and in connection with the letter from Karen J. Garnett dated October 18, 2004 to Great Wolf Resorts, Inc., I have enclosed the following materials for your review:

         - Private Placement Memorandum, dated July 26, 2004, relating to the formation transactions;

         - Sample of Memorandum Supplement for Great Wolf Lodge of Traverse City, LLC;

         -        Sheboygan, Wisconsin condominium documents:

                  - Original sales and marketing materials (containing a sales brochure; frequently asked question sheets; floorplans; a pricing sheet; property sketches; a reservation form; and information sheets);

                  -        Original Offer to Purchase;

                  - Newspaper advertisements in connection with original offers;

                  -        Revised sales materials (containing a sales brochure;
                           frequently asked question sheets; floorplans; a pricing sheet; property sketches; and information sheets);

                  -        Revised Offer to Purchase; and

         -        Wisconsin Dells, Wisconsin condominium documents:

                  - Sales materials (containing frequently asked question sheets; floorplans; a pricing sheet; property sketches; a reservation form; and information sheets).

Additional information concerning the condominiums in Sheboygan and Wisconsin Dells can be found at http://www.blueharborcondominiums.com and http://www.greatwolfvacations.com, respectively.


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Mr. Neil Miller
October 19, 2004
Page 2

         These materials are being provided to you in accordance with Rule 418 of the Securities Act of 1933, as amended. Please return the materials to the undersigned upon completion of your review.




                                          Very truly yours,

                                          /s/ Todd W. Latz

                                          Todd W. Latz

Enclosures

cc:  Karen J. Garnett
     J. Michael Schroeder (Great Wolf Resorts, Inc.)
     Alan J. Prince (King & Spalding LLP)
     Andrew A. Gerber (Hunton & Williams LLP)